SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Minsheng Financial Leasing and AIXTRON SE Form Strategic Alliance in China

Memorandum of Understanding Signed to Cooperate Exclusively on Joint Marketing of Leasing Options for MOCVD Equipment in China Beijing, China/Aachen, Germany.

February 9, 2012 - Minsheng Financial Leasing Co., Ltd. (MSFL), China's main non-banking financial institution, and AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), a leading supplier of deposition equipment to the semiconductor industry, today announced a strategic alliance for joint marketing of leasing options in China.

The new agreement defines the strategic cooperation between the two parties to promote the distribution of AIXTRON's proven MOCVD equipment to customers across China with the aid of MSFL's financial services. Mr. Feng Wang, (CPO, President of Finance Leases SBU MSFL) and Wolfgang Breme (CFO AIXTRON) signed the Memorandum of Understanding at a ceremony held today at MSFL's headquarters in Beijing.

'This exciting strategic cooperation will enable LED manufacturers to draw upon the most appropriate financing opportunities for the acquisition of key-enabling MOCVD equipment,' commented Ms. Rong Wang, CFO of MSFL. 'Due to temporary restrictions in China in the availability of financing, this news is expected to be received very positively.' LED technology plays an important role in the global aspiration to conserve energy and thus has been defined as one of the key industries (energy conservation/environmental protection, new materials) in China's 12th 5-year plan aiming to ensure long-term prosperity.

'The leasing of MOCVD equipment in China is a relatively new concept, and we are confident that this initiative will be widely appreciated by LED manufacturers,' added Wolfgang Breme. 'This cooperation, with one of Asia's largest and fastest growing leasing companies, is significant for us because it enhances our customers' financial flexibility.' 'AIXTRON's role and commitment to China is to deliver the essential key-enabling technology, that the emerging LED lighting market needs, taking full advantage of AIXTRON's technology and embedded expertise,'

Paul Hyland, President and Chief Executive Officer at AIXTRON, commented. 'Our joint goal with Minsheng is to facilitate the most appropriate financial instruments to support Chinese manufacturers as they strive to become global players in this exciting new market.' China's LED market showed extensive annual growth of 45% in 20101 and is expected to grow in output value from CNY 120 billion in 2010 to CNY 500 billion during the course of the 12th 5-year plan, representing total growth of 317%2. These significant projections reflect the fact, that in 2011, China was the biggest single regional buyer of MOCVD equipment, accounting for 58% of all global shipments3 within that period.

AIXTRON's current MOCVD product portfolio, including the CRIUS(R) II-XL (Close Coupled Showerhead(R)) and the AIX G5 HT (Planetary Reactor(R)) systems, is ideally suited for today's customers' market needs and anticipated future market requirements.

1-3 Internal Market Research Analysis, GBRA / MBL, China, November 2011

About Minsheng

Financial Leasing Minsheng Financial Leasing was established in April 2008 and is one of the first five leasing companies approved by the China Banking Regulatory Commission (CBRC) in China. MSFL is co-sponsored by China Minsheng Banking Corporation Ltd. (81.25%) and Tianjin Port Free Trade Zone Investment Co., Ltd. (18.75%) with total registered capital of CNY 3.2 billion. In 2009, MSFL's total financial leasing business amounted to CNY 18.5 billion and comprised assets amounting to CNY 23.6 billion. As of the end of December 2009, MSFL became the leader in its respective market sectors in China's leasing industry. The company provides professional and quality financial leasing products and services to domestic and foreign large and SME enterprises.

About AIXTRON

AIXTRON technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon or organic semiconductor materials and carbon nanostructures including graphene. Devices manufactured with AIXTRON's MOCVD equipment are used in display, signal and lighting technologies, fiber communication networks, wireless and cell phone applications, optical and electronic data storage, computer technology as well as a wide range of other high-tech applications.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit our website at: www.aixtron.com.

Contact:
Minsheng Financial Leasing Co., Ltd.
Mr. Qin, Yayi
Senior Manager Finance Leases
407, Building No. 8, Beijing Friendship Hotel
No. 1 Zhongguancun Street, Haidian District
Beijing, 100873 China
Phone: +86-10-6894 00 66-9821

Contact:
AIXTRON SE
Dr. Bastian Marheineke
Vice President Sales
Kaiserstrasse 98
52134 Herzogenrath
Germany
Phone: +49-241-8909-143

Forward-Looking Statements
This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445 invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	February 9, 2012	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO